FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d - 16 of

the Securities Exchange Act of 1934

Notice of Redemption issued on February 26, 2004

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

February 26, 2004

To all Holders of

11 1/4% Senior Guaranteed Notes Due 2007 of

Slovak Wireless Finance Company B.V.

NOTICE OF REDEMPTION

Reference is hereby made to that certain indenture (the “Indenture”), dated as of March 23, 2000, by and among Slovak Wireless Finance Company B.V. (the “Issuer”), EuroTel Bratislava, a.s. (the “Guarantor”), and The Bank of New York, as trustee (the “Trustee”), pursuant to which the Issuer issued €175,000,000.00 11 1/4% Senior Guaranteed Notes Due 2007 (the “Euro Notes”).

Reference is further made to the exchange offer (the “Exchange”), which occurred on September 19, 2000, and during which the holders of Euro Notes were invited to tender their restricted Euro Notes for an equal amount of unrestricted notes of the Issuer (the “Exchange Notes;” and together with the Euro Notes, collectively, the “Notes”). Capitalized terms used but not otherwise defined in this notice of redemption (this “Notice”) shall have the respective meanings ascribed to them in the Indenture.

The Issuer hereby notifies you of its decision to redeem (the “Redemption”) all outstanding Notes pursuant to the applicable provisions of Article 3 of the Indenture, Paragraph 7 of the Euro Notes and Paragraph 6 of the Exchange Notes, respectively, on the following terms:

The Notes being redeemed carry the following ISIN numbers:

XS0109412618 (Reg 144A Euro Notes)

XS0109412378 (Reg S Euro Notes)

XS0116904672 (Exchange Notes)

The effective date of the Redemption (the “Redemption Date”) shall be March 30, 2004.

On the Redemption Date, the Issuer will redeem in full all the Notes outstanding as of such date at a price equal to 105.625% of the principal amount of the Notes currently outstanding (the “Redemption Price”).

On the Redemption Date, the Notes will be redeemed in accordance with the operating guidelines of Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme. You must surrender all Notes that you hold on the Redemption Date and you will be credited an amount equal to the Redemption Price of the Notes plus any accrued but unpaid interest thereon (if any) due as of the Redemption Date.

You are hereby notified that, unless the Issuer and the Guarantor default in making the necessary payments to effect the Redemption or the Paying Agent is prohibited from making such payments to you pursuant to the terms of the Indenture, interest on the Notes will cease to accrue on and after the Redemption Date.

You are hereby further notified that no representation whatsoever is made as to the correctness or accuracy of the CUSIP, ISIN, CINS numbers or Common Codes listed in this Notice or printed on the Notes. These numbers are supplied for convenience purposes only and you should not rely on them without independent verification.

For any questions pertaining to the Redemption, please contact Daniel Wynne at The Bank of New York on + 44 20 7964 6337.

SLOVAK WIRELESS FINANCE COMPANY B.V.

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 4, 2004	EuroTel Bratislava, a.s.

	By:	/s/ ROBERT CHVÁTAL
Robert Chvátal
Chief Executive Officer

	By:	/s/ Ivan Bošňák
Ivan Bošňák
Chief Financial Officer

3